Exhibit 3.2

ORGANIZATIONAL REGULATIONS

of

Amrize Ltd

with registered office in Zug, Switzerland

dated [•]

INTRODUCTION		2

1.	Principles and scope of application	2

2.	Executive bodies of the Company	2

THE BOARD OF DIRECTORS		2

3.	Constitution	2

4.	Powers and duties	3

5.	Meetings of the Board of Directors	4

6.	Resolutions	5

7.	Minutes	5

8.	Information and right to information of the Board of Directors	5

THE CHAIRMAN		6

9.	Powers and duties of the Chairman	6

THE VICE-CHAIRMAN		6

10.	Powers and duties of the Vice-Chairman	6

THE LEAD INDEPENDENT DIRECTOR		7

11.	Appointment and powers and duties of the Lead Independent Director	7

THE BOARD COMMITTEES		8

12.	Composition, powers and duties of the Board Committees	8

THE CEO		8

13.	Appointment, powers and duties of the CEO	8

THE EXECUTIVE MANAGEMENT		9

14.	Organization	9

15.	Powers and duties	10

16.	Meetings of the Executive Management	10

17.	Resolutions	11

18.	Minutes	11

19.	Reporting by the Executive Management	11

GENERAL PROVISIONS		12

20.	Conflicts of interest	12

21.	Confidentiality	12

22.	Written form	12

23.	Authority to sign	12

24.	Final provisions	13

i

INTRODUCTION

1.	Principles and scope of application

These organizational regulations (the “Regulations”) were enacted by the board of directors of Amrize Ltd (the “Company”) on the basis of Article 716b of the Swiss Code of Obligations (“CO”) and Article 18, section (2) of the articles of association of the Company (the “Articles of Association”).
Principles

These Regulations define the organization and responsibilities of the executive bodies of the Company. They implement and supplement applicable law and the Articles of Association by establishing binding rules regarding the organization of the Company and its subsidiaries (the “Group Companies” and, together with the Company, the “Group”) and its overall management.
Scope of application

2.	Executive bodies of the Company

The executive bodies of the Company are:
-     the board of directors of the Company (the “Board of Directors”) and its members (each a “Board Member”);
-     the chairman of the Board of Directors (the “Chairman”);
-     the vice-chairman of the Board of Directors (the “Vice-Chairman”);
-     the lead independent director of the Company (the “Lead Independent Director”);
-     the committees of the Board of Directors (the “Board Committees”);
-     the chief executive officer of the Company (the “CEO”); and
-     the executive management of the Company (the “Executive Management”).
Executive bodies

THE BOARD OF DIRECTORS

3.	Constitution

The Board of Directors appoints one of its members as Vice-Chairman for a term of office until completion of the next annual general meeting of shareholders of the Company (the “General Meeting”).	Constitution

The Board of Directors further appoints a secretary (a person keeping the minutes and supporting in the preparation of the meetings of the Board of Directors (the “Board Meetings”), who does not need to be a member of the Board of Directors) (the “Secretary”). The Secretary reports directly to the Chairman.
Secretary

The Board of Directors, upon recommendation of the Nomination & Governance Committee, shall submit nominations of new Board Members for election at the General Meeting, which ensure an adequate size as well as a diverse and well-balanced composition of the Board of Directors, and that a majority of the Board Members are independent within applicable legal and stock exchange requirements.
Composition and independence

4.	Powers and duties

The Board of Directors is entrusted with the ultimate direction, the supervision and control of the management of the Company and the Group. It is authorized to pass resolutions on all matters which are not reserved for or delegated to the General Meeting or another body of the Company by law, the Articles of Association or these Regulations.
Principle

In particular, the Board of Directors shall have the following powers and duties:		Powers and duties
a.	ultimate direction and issuing the necessary policies and directives with respect to the Company and the Group;

b.	determination of the organization and strategy with respect to the Company and the Group;

c.	determination of the accounting system, reporting and financial controls as well as the financial planning with respect to the Company and the Group;

d.	appointment and removal of the members of the Board Committees (except for the members of the Compensation Committee) the Secretary, the CEO and the other members of the Executive Management;

e.	granting and withdrawal of signatory rights;

f.	ultimate supervision of the persons entrusted with the management, in particular in view of compliance with the law (including stock exchange regulations and the rules of the U.S. Securities and Exchange Commission applicable to the Company), the Articles of Association, these Regulations and other internal regulations, policies and directives;

g.	preparation, review and approval of the business report (including the annual report, the consolidated financial statements of the Group and the annual financial statements of the Company) and of the compensation report, the report on non-financial matters pursuant to art. 964c CO and other reports that are subject to approval by the Board of Directors, and receipt of the reports of the auditors;

h.	preparation of the General Meeting of the Company and implementation of its resolutions;

i.	submission of a motion for debt-restructuring moratorium (Nachlassstundung) and notification of the court in case of over-indebtedness;

j.	execution of the tasks reserved to the Board of Directors by law in the context of changes of share capital;

k.	establishment of the dividend policy;

l.	approval of the consolidated Group budget;

m.	response to any takeover offer for the Company;

n.	decision on agreements related to mergers, spin-offs, conversions and/or transfers of assets (Vermögensübertragung) pursuant to the Swiss Merger Act (Fusionsgesetz) with respect to the Company;

o.	verification of the professional qualifications of the auditors in accordance with the statutory requirements;

p.	establishment of any code of conduct;

q.	determination of the authorities to approve investments, capital expenditures and other financial thresholds in the Key Approval Authorities (which are enacted separately by the Board); and

r.	approval of share buybacks of the Company.

Where not stipulated as a Board responsibility in the law, the Articles of Association or these Regulations, the Board of Directors delegates the management of the Company and the Group to the CEO and the other members of the Executive Management pursuant and subject to these Regulations.
Delegation of management

Once per year, the Board of Directors shall, under the direction of the Chairman (in cooperation with the Lead Independent Director, if applicable), assess its proper performance as well as the performance of the CEO and the Executive Management.
Performance assessment

5.	Meetings of the Board of Directors

Board Meetings are held as often as business requires, but at least five times a year.	Frequency

Board Meetings shall be convened by the Chairman. In the absence of the Chairman, another Board Member may convene a Board Meeting. Any Board Member may, in writing and stating the items to be discussed, request that the Chairman call a Board Meeting.
Convocation

At least 50% of the Board Meetings shall take place physically in Switzerland with the majority of the Board Members present in person.	Place of Board Meetings

The invitation to attend a Board Meeting shall be made in writing, listing the items on the agenda, at least ten (10) calendar days in advance.
In urgent cases, the Chairman may convene the Board of Directors by some other appropriate manner at shorter notice.
Invitation

The agenda shall be prepared by the Chairman. Motions for the agenda and any enclosures must be addressed to the Chairman sufficiently in advance for the invitation and the motions to be circulated simultaneously, except in cases where urgency does not allow for keeping this time frame.

At Board Meetings, each Board Member shall be entitled to submit proposals regarding the items on the agenda. This right may also be exercised by way of correspondence. If all Board Members are present and agree, deviations from the formal requirements are permitted; in particular, decisions can be taken that are not mentioned on the agenda.

Furthermore, these formal requirements do not have to be observed if a Board Meeting is only convened to record the implementation of an approved change of the share capital or of the currency of the share capital, to pass resolutions regarding the corresponding changes to the Articles of Association and to adopt a report on a capital increase.
Agenda items

The Board Meetings shall be chaired by the Chairman or, in their absence, by the Vice-Chairman or another Board Member.	Chairmanship

Absent Board Members may not be represented.	Representation

6.	Resolutions

The attendance quorum of the Board of Directors is met if at least half of the Board Members are present. Board Members may attend the Board Meetings by any means of communication (e.g., by telephone, video, internet/intranet or other technical means) and the requirement of presence is met if the Board Members are able to communicate simultaneously.

No attendance quorum is required to record the implementation of an approved change of share capital or a change in the currency of the share capital, to pass resolutions regarding the corresponding changes to the Articles of Association and to adopt a report on a capital increase.
Quorum

Resolutions shall be passed by the majority of the votes cast. Abstentions shall not be counted. In case of a tie, the Chairman shall not have a casting vote.	Resolutions

Resolutions of the Board of Directors may also be passed in writing (including signed by way of DocuSign or another electronic signature that does not need to be in qualified form), by email or in other electronic form as determined by the Chairman, unless a Board Member requests oral consideration within the period indicated in the corresponding motion. These circular resolutions shall be considered approved if all Board Members have given their written consent.
Resolutions by written consent

7.	Minutes

Minutes of the proceedings and resolutions of the Board of Directors shall be taken and signed by the Chairman and Secretary. If no Secretary has been appointed, or if the Secretary is not present at the Board Meeting, an ad-hoc secretary shall be appointed.
Writing the minutes

8.	Information and right to information of the Board of Directors

The Board of Directors shall determine which written documents shall be regularly circulated for the information of the Board of Directors.	Documents

Any Board Member may request information about all matters concerning the Company and the Group.

At the Board Meetings, the CEO, if present, or the Chairman or Lead Independent Director (or another person so designated by the Chairman or Lead Independent Director) shall inform the Board of Directors on the current course of business and on important developments of the Company and the Group. In addition, at Board Meetings, all Board Members as well as all present members of the Executive Management shall be obliged to provide the information requested by any Board Member.

Outside of Board Meetings, any Board Member may request information concerning the course of the business of the Group and the Company as well as on specific business dealings/matters of the Company by addressing a written request to the Chairman with a copy to the Lead Independent Director for information (if applicable). The Board of Directors shall be informed promptly of any extraordinary business development, and Board Members shall be informed of extraordinary occurrences promptly by way of circulating letter or by telephone or email.
Right to request information

To the extent necessary for the fulfillment of a duty, any Board Member may request from the Chairman authorization to review the books and records of the Company. If the Chairman rejects a request for information or inspection, the Board of Directors shall decide upon such request.
Inspection rights

THE CHAIRMAN

9.	Powers and duties of the Chairman

The Chairman has the following powers and duties:		Powers and duties

a.
convening, after approval of the meeting agenda and information to be sent to the Board Members by the Lead Independent Director in accordance with art. 11 (if applicable), and chairing of Board Meetings, signing the minutes (together with the person keeping the minutes) and, where appropriate, liaising with the CEO in preparation of such Board Meetings;

b.	leading the yearly assessment of the Board of Directors;

c.
external communication, after consultation and in coordination with the CEO, on matters of general interest for the Company or the Group and outside the day-to-day operational management vis-à-vis shareholders, investors, the general public, and the media, and without prejudice to art. 13;

d.	chairing the General Meetings and signing the minutes of such General Meetings (together with the person keeping the minutes);

e.	performing all other tasks which accrue to the Chairman by law, the Articles of Association or these Regulations.

The Chairman further has the right to inspect all books and files.	Right to inspect documents

THE VICE-CHAIRMAN

10.	Powers and duties of the Vice-Chairman

If the Chairman is unable to exercise their office, the Vice-Chairman shall act as their deputy.	Deputy for the Chairman

The Vice-Chairman, acting as deputy for the Chairman, shall have the same powers and duties for the performance of their role as a deputy as those accruing to the Chairman, but such powers and duties shall be confined to resolutions to be passed during the period of the representation.
Powers and duties

If the Vice-Chairman is unable to act as deputy, the longest serving Board Member shall take their office.	Deputizing for the Vice-Chairman

THE LEAD INDEPENDENT DIRECTOR

11.	Appointment and powers and duties of the Lead Independent Director

If the Chairman is not independent, the Board of Directors (upon proposal by the Nomination & Governance Committee) appoints a Lead Independent Director who is to be confirmed annually.	Appointment

The Lead Independent Director coordinates the activities of the other independent Board Members and performs such duties and responsibilities as the Board of Directors may determine. The Lead Independent Director serves as liaison between the Chairman and the independent Board Members, with whom the Lead Independent Director can call separate meetings.
Powers and duties

The Lead Independent Director shall:

a.	convene and chair the independent Board Members’ sessions taking place without the presence of the Chairman, which shall occur as often as business requires, but at least once a year;

b.	preside at all other meetings at which the Chairman is not present and provide prompt and candid feedback to the Chairman and the CEO;

c.
approve meeting agendas and information sent to the Board Members, as well as meeting schedules to ensure that the Board of Directors and the Board Committees have sufficient time for discussion of all agenda items;

d.
work with the Nomination & Governance Committee in the performance evaluation process of the Board of Directors and individual Board Members and personally conduct performance evaluations as appropriate;

e.
consider the design and organization of the Board of Directors, including review and vetting of potential nominees and committee structure and membership, and provide input to the Nomination & Governance Committee;

f.	facilitate communication between Board Members and the Chairman and the CEO, respectively, without becoming the exclusive means of such communication;

g.	monitor the Company’s mechanism for receiving and responding to communications to the Board of Directors from shareholders; and

h.	monitor the Board of Directors’ activities to ensure sound corporate governance and independence in deliberations.

In performing the duties described above, the Lead Independent Director is expected to consult with the chairmen of the appropriate Board Committees (as defined below) and solicit their participation. In general, the Lead Independent Director chairs the Nomination & Governance Committee.

THE BOARD COMMITTEES

12.	Composition, powers and duties of the Board Committees

The Board of Directors delegates certain tasks to standing Board Committees and may, at any time, further designate one or more additional ad-hoc Board Committees as necessary. The Board of Directors shall in particular have the following Board Committees:
Committees and ad-hoc Committees

1)	Audit Committee

2)	Compensation Committee

3)	Nomination & Governance Committee

The composition, powers and duties of the Board Committees are determined in the Articles of Association and in separate committee charters, which form an integral part of these Regulations. The membership, powers and duties for ad-hoc committees are determined in the respective resolutions of the Board of Directors.
Charters

Subject to the powers of the General Meeting with respect to the Compensation Committee and unless otherwise determined by a Board Committee’s charter, each Board Committee is constituted by a chair and at least one further member, each appointed by the Board of Directors from among the Board Members.
Composition

Unless otherwise determined by a Board Committee’s charter, the term of a membership in a Board Committee is one year from the date of appointment.	Term

THE CEO

13.	Appointment, powers and duties of the CEO

The Board of Directors appoints the CEO, upon motion of the Nomination & Governance Committee.	Appointment

The CEO shall head and direct the Executive Management and be the contact person for the Board of Directors in its dealings with the Executive Management. As such, the CEO shall have the following duties and responsibilities:
Powers and duties

a.	be responsible of the operational management of the Group under the supervision of the Board of Directors;

b.	be responsible for the Executive Management’s good functioning and organization, and convene and chair its meetings;

c.	prepare and supervise the implementation of the resolutions of the Board of Directors;

d.	supervise the members of the Executive Management who shall report directly to the CEO;

e.
determine Executive Management members’ individual annual objectives taking into account the mid-term plan and the budget, and prepare and propose their individual compensation for the approval of the Board of Directors following a recommendation of the Compensation Committee (within the maximum amounts approved by the General Meeting);

f.
initiate, develop and manage the strategic planning process with the assistance of the relevant members of the Executive Management, and present the strategic plan to the Board of Directors for approval;

g.	subject to art. 9 of these Regulations, be in charge of external communication;

h.
in coordination with the Chairman and subject to art. 9 of these Regulations, represent the Company vis-à-vis the shareholders and maintain the relations with shareholders and investors, particularly on matters relating to day-to-day operational management;

i.	present to the Nomination & Governance Committee and to the Board of Directors a succession plan for the members of the Executive Management and key executives on an annual basis; and

j.
lead the process of determining the budget within the Group and present it to the Board of Directors for approval. Upon approval by the Board of Directors, it shall be the responsibility of the CEO to ensure that all expenditure is within the budget and meets the profitability targets at the different levels.

The CEO may delegate the implementation of the resolutions passed by the Board of Directors or a Board Committee to individual members of the Executive Management for execution (who may further delegate such tasks in accordance with art. 14 of these Regulations). The CEO shall monitor the implementation of such resolutions.
Further delegation

THE EXECUTIVE MANAGEMENT

14.	Organization

Appointment and removal of the members of the Executive Management shall be proposed by the Nomination & Governance Committee and approved by the Board of Directors.

The Executive Management consists of the CEO, the chief financial officer, the general counsel and such other members as the Board of Directors may appoint from time to time.
Appointment

Compensation of the members of the Executive Management shall be proposed by the CEO, based on the achievement of objectives and benchmarking, reviewed and recommended by the Compensation Committee and approved by the Board of Directors (within the maximum amounts approved by the General Meeting).
Compensation

The members of the Executive Management, under the leadership and direction of the CEO, are responsible for the management of the Group.	Responsibility

The members of the Executive Management may further delegate authorities in line with their responsibilities according to regulations issued by the CEO or the Executive Management in accordance with art. 15 of these Regulations.
Further delegation

15.	Powers and duties

Subject and according to these Regulations, and under the leadership and direction of the CEO, the Executive Management has the following powers and duties:		Powers and duties

a.
conduct the operational management of the Group, implement the strategic business policy, implement these Regulations and draw up the necessary additional regulations and directives for approval by the Board of Directors;

b.	prepare the business of the Board of Directors and implement its resolutions, directives and approved regulations;

c.
manage and supervise all ongoing business and transactions of the Group within the framework of these Regulations, save for decisions with extraordinary importance which require prior approval by the Board of Directors;

d.	prepare for approval by the Board of Directors and implement the accounting, financial control and the consolidated Group budget;

e.
prepare and present the annual financial statements, the quarterly accounts, the annual report as well as the report on non-financial matters to the Board of Directors or the competent Board Committee, as applicable;

f.	ensure periodical and legally required reporting throughout the organization.

16.	Meetings of the Executive Management

The meetings of the Executive Management shall be convened as often as the business of the Company or the Group requires.	Frequency

Meetings shall be convened by the CEO or, in the CEO’s absence, by another member of the Executive Management. Any member of the Executive Management may, in writing and stating the items to be discussed, request the CEO to promptly convene a meeting.
Convocation

The invitation to attend a meeting of the Executive Management shall be made in writing, indicating the agenda items, at least five (5) days in advance. The CEO may decide not to include incomplete motions, or motions submitted too late, in the agenda or may defer such motions to a later meeting.

In urgent cases, the CEO may convene the Executive Management in some other appropriate form at shorter notice.
Invitation

The CEO shall chair the meetings of the Executive Management. The CEO may invite other persons who are not part of the Executive Management to attend the meeting in an advisory capacity.	Chairmanship

17.	Resolutions

The attendance quorum of the Executive Management is met if the majority of its members are present. Members of the Executive Management may attend the meetings of the Executive Management by any means of communication (e.g., by telephone, video, internet/intranet or other technical means) and the requirement of presence is met if the members of the Executive Management are able to communicate simultaneously.
Quorum

Resolutions shall be passed by a majority of the votes cast. Abstentions shall not be counted. In the event of a tie, the CEO shall have a casting vote. The Chairman shall be immediately notified by the CEO of any use of this casting vote.
Resolutions

Items which are not on the agenda may only be decided upon if all the present members of the Executive Management consent to a decision being taken.	Items not on the agenda

Dissenting opinions, made for the record in the context of resolutions of the Executive Management, shall be recorded in the minutes.	Dissenting opinions for the record

18.	Minutes

The CEO shall arrange for appropriate minutes of the meetings of the Executive Management recording the substance of the meeting and any decisions taken, and timely delivery of such minutes to the Chairman and the Lead Independent Director (if applicable).
Minutes

19.	Reporting by the Executive Management

The CEO shall inform the Chairman and the Lead Independent Director (if applicable) on an ongoing basis, and the Board of Directors regularly, of the course of business and the compliance with the budget and of exceptional occurrences outside the ordinary course of business. In particular, the CEO shall regularly inform the Board of Directors of market trends and of objectives and strategies of the Company.
Informing the Chairman and the Board of Directors

Reporting to the Board of Directors shall be effected at the Board Meetings. Where appropriate, the CEO shall report to the Board of Directors in writing on matters pertaining to the Company and the Group.
The CEO may delegate the reporting to the Board of Directors to members of the Executive Management.
Nature of the reporting

GENERAL PROVISIONS

20.	Conflicts of interest

Each member of an executive body of the Company shall arrange their personal and business affairs so as to avoid an actual or apparent conflict of interest.	General

Each member of an executive body of the Company is obliged to immediately make a notification in accordance with the Company’s Corporate Governance Guidelines and Related Person Transactions Policy if the circumstances change so that they might affect or appear to affect the respective member’s independence or in case of a conflict of interest. In case of a new mandate, such notification must occur prior to accepting such mandate.

Conflicts of interest that constitute “Related Person Transactions” under Item 404 of Regulation S-K under the Securities Act shall be resolved in accordance with the Company’s Related Person Transactions Policy. Other conflicts shall be resolved in accordance with the Corporate Governance Guidelines of the Company.
Duty to inform

21.	Confidentiality

The members of the executive bodies of the Company shall keep at all times strictly confident and refrain from disclosing to third parties any information and documents relating to the Company and/or the Group which they received or which came to their attention in connection with their function as members of executive bodies of the Company, except for information already in the public domain. This obligation and duty continues even after the expiration of the term of office.
Confidentiality

At the latest on expiry of their term of office, the members of the executive bodies of the Company shall, at the sole discretion of the Company, destroy all documents relating to the Company and/or the Group or return the same. Such destruction or return shall be confirmed in writing by the respective member. If required, for example in case of legal proceedings, the member can access relevant documents at the office of the Secretary.
Return of documents

22.	Written form

Wherever reference is made in these Regulations to written communication, this may be done by any method of transmission which enables evidence of forwarding of the text and evidence of receipt of the message to be produced, i.e. for example by email.
Method of transmission

23.	Authority to sign

All persons authorized to represent the Company shall sign jointly with one other such person.	Joint signature

24.	Final provisions

a. These Regulations come into effect on [date].	Entry into force

b. These Regulations shall be verified and if necessary amended as deemed appropriate but at least every two years.	Amendment

Chairman	Secretary of the Board

[name]	[name]

Annex to the Organizational Regulations

The following documents form an integral part of these Regulations and are published on the Company website together with the Regulations:

•	Audit Committee Charter
•	Compensation Committee Charter
•	Nomination & Governance Committee Charter